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Exhibit 99.1

REPORT UNDER
NATIONAL INSTRUMENT 62-103,
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK),
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA),
SECTIONS 147.11 OF THE SECURITIES ACT (QUEBEC) AND
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)

        The following information is filed pursuant to the provisions listed above under applicable securities legislation:

  (a)
  the name and address of the offeror:

    Agnico-Eagle Mines Limited ("Agnico-Eagle")
    Suite 500
    145 King Street East
    Toronto, ON
    M5C 2Y7

    Agnico-Eagle Acquisition Corporation ("Agnico Acquisition")
    c/o Agnico-Eagle Mines Limited
    Suite 500
    145 King Street East
    Toronto, ON
    M5C 2Y7

  (b)
  the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

    Pursuant to offer (the "Offer") by Agnico-Eagle and its wholly-owned subsidiary, Agnico-Eagle Acquisition Corporation (together, the "Offerors"), to acquire all of the outstanding common shares (the "Cumberland Shares") of Cumberland Resources Ltd. ("Cumberland"), as described in the Offerors' offer and circular dated March 12, 2007, as amended and supplemented by the notice of extension and subsequent offering period dated April 17, 2007, the Offerors took up and accepted for payment 62,751,962 Cumberland Shares representing approximately 80.6% of the issued and outstanding Cumberland Shares on a fully-diluted basis.

  (c)
  the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;

    Prior to the acquisition referred to in (b) above, Agnico-Eagle owned 2,037,000 Cumberland Shares. Following the acquisition of the 62,751,962 Cumberland Shares referred to in (b) above, the Offerors beneficially own, collectively, 64,788,962 Cumberland Shares, representing approximately 81.1% of the issued and outstanding Cumberland Shares on a fully-diluted basis.

  (d)
  the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

  (i)
  the offeror, either alone or together with any joint actors, has ownership and control;

      See (c) above.

    (ii)
    the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

      Not applicable.

    (iii)
    the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

      Not applicable.

  (e)
  the name of the market in which the transaction or occurrence that gave rise to this report took place;

    Not applicable. The Cumberland Shares were acquired pursuant to a take-over bid.

  (f)
  the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

    The purpose of the Offer is to acquire all of the outstanding Cumberland Shares (including those that may become issued and outstanding upon the conversion, exchange or exercise of securities that are convertible into or exchangeable or exercisable for Cumberland Shares). The Offer has been extended to 5:00 p.m. (Toronto time) on April 30, 2007. The Offerors currently intend to acquire all remaining Cumberland Shares pursuant to a compulsory acquisition or subsequent acquisition transaction.

  (g)
  the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

    On February 14, 2007, the Offerors and Cumberland entered into a support agreement (the "Support Agreement") pursuant to which, among other things, the Offerors agreed to make an offer to acquire the Cumberland Shares and Cumberland agreed to support the Offer. For a detailed summary of the Support Agreement, please refer to Section 15 of the circular, "Support Agreement", in the Offerors' offer and circular dated March 12, 2007, as amended and supplemented (the "Offer and Circular"), which has been filed with the applicable securities regulatory authorities and is available on SEDAR at www.sedar.com.

    In addition, on February 14, 2007, the Offerors entered into a lock-up agreement (the "Lock-up Agreement") with all of the directors and senior officers of Cumberland who held Cumberland Shares and/or options, pursuant to which such persons agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Cumberland Shares collectively representing, in aggregate, approximately 10.5% of the outstanding Cumberland Shares (after giving effect to the exercise of all outstanding stock options). For a detailed summary of the Lock-up Agreement, please refer to Section 13 of the Circular, "Commitments to Acquire Cumberland Shares", in the Offer and Circular.

  (h)
  the names of any joint actors in connection with the disclosure required by this report;

    Agnico-Eagle and Agnico Acquisition are acting jointly and in concert with each other.

  (i)
  in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

    The aggregate consideration to be paid by the Offerors in connection with their purchase of the Cumberland Shares referred to in (b) above will be 11,610,074 common shares of Agnico-Eagle and Cdn.$2,501.64 (to be paid in lieu of fractional shares of Agnico-Eagle otherwise issuable pursuant to the Offer).

  (j)
  if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.

    Not applicable.

        DATED this 18th day of April, 2007.

AGNICO-EAGLE MINES LIMITED
by	/s/ R. GREGORY LAING Name: R. Gregory Laing Title: General Counsel, Senior Vice President, Legal and Corporate Secretary

AGNICO-EAGLE ACQUISITION CORPORATION
by	/s/ R. GREGORY LAING Name: R. Gregory Laing Title: Vice-President

EXHIBIT A

        Please see attached.

Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Cumberland Resources Ltd.
Commission File Number: 333-141229
Date: April 17, 2007

AGNICO-EAGLE MINES LIMITED News Release
Stock Symbol: AEM (NYSE and TSX)	For further information: David Smith; VP, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE ACQUIRES 81.1% OF CUMBERLAND AND EXTENDS OFFER TO
APRIL 30, 2007

Toronto (April 17, 2007) — Agnico-Eagle Mines Limited is pleased to announce that 62,751,962 common shares of Cumberland Resources Ltd. ("Cumberland Shares") have been validly deposited pursuant to the offer made by Agnico-Eagle and its wholly-owned subsidiary Agnico-Eagle Acquisition Corporation (together, the "Offerors") to acquire all Cumberland Shares not already owned by Agnico-Eagle. All conditions of the Offer have now been complied with. The Offerors have taken up and accepted for payment all Cumberland Shares tendered which together with the Cumberland Shares owned by the Offerors represent approximately 81.1% of the outstanding Cumberland Shares on a fully-diluted basis. Payment will be made to shareholders who have tendered their Cumberland Shares on or before April 19, 2007.

Consistent with Agnico-Eagle's intention to acquire 100% of Cumberland as soon as possible, the Offerors have extended the Offer until 5:00 p.m. (Toronto time) on April 30, 2007 to allow Cumberland shareholders an additional opportunity to tender to the Offer. For the purposes of U.S. securities laws, this extension constitutes a subsequent offering period. The Offerors intend to acquire all Cumberland Shares not tendered to the Offer on or before the expiry date by way of a compulsory acquisition or subsequent acquisition transaction.

Agnico-Eagle expects to mail a formal notice of extension and subsequent offering period to Cumberland shareholders on April 18, 2007.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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About the Offer

The take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on March 12, 2007 and an amendment was filed with securities regulatory authorities in the United States on April 6, 2007. Cumberland shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the take-over bid circular may be obtained from Merrill Lynch Canada Inc., who is acting as the Canadian dealer manager or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who is acting as the U.S. dealer manager.

On March 12, 2007, Agnico-Eagle filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-10, as amended on April 6, 2007, which includes the Offer and take-over bid circular. Agnico-Eagle will file with the SEC an amendment to the Registration Statement on Form F-10 which will include the notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Agnico-Eagle from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The Offer and take-over bid circular have been sent to shareholders of Cumberland. Investors may also obtain a free copy of the Offer and take-over bid circular and other disclosure documents filed by Agnico-Eagle with the SEC at the SEC's website at www.sec.gov.

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EXHIBIT A
AGNICO-EAGLE ACQUIRES 81.1% OF CUMBERLAND AND EXTENDS OFFER TO APRIL 30, 2007